Exhibit 99.2

Roundy’s, Inc. Agrees to Sell 18 Rainbow Stores

MILWAUKEE – May 7, 2014 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today announced that it had entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis/St. Paul market to a group of local grocery retailers, including SUPERVALU INC.

The aggregate sale price for the 18 Rainbow stores is approximately $65 million in cash plus the proceeds from inventory that will be sold at the closing of the transaction. In addition, as part of the transaction, the buyers will assume the lease obligations and certain multi-employer pension liabilities related to the acquired stores. Roundy’s is actively seeking additional buyers for its remaining 9 Rainbow stores, and at the conclusion of that process expects to either sell or close those remaining stores and fully exit the Minneapolis/St. Paul market.

The transaction is expected to close during the third quarter, subject to satisfaction or waiver of closing conditions in the definitive agreements. The Company expects to use the sale proceeds from the transaction to pay down borrowings under its term loan and asset based revolving credit facility.

Commenting on the sale, Roundy’s Chairman, President, and Chief Executive Officer, Robert A. Mariano said, “The economic downturn over the last few years, coupled with an increased competitive footprint in the Minneapolis/St. Paul Market, has made it difficult for Roundy’s to keep the Rainbow banner competitive. However, we believe the sale of these Rainbow stores to this group of local operators will provide those stores better stewardship in serving their communities in the Minneapolis/St. Paul market going forward. The transaction will also allow us to better focus strategically on growing our Mariano’s banner in the Chicago market and strengthening our business in our core Wisconsin markets.”

Moelis & Company is acting as Roundy’s exclusive financial advisor in connection with the transaction.

Q1 2014 Earnings Conference Call

The Company will host a conference call today to discuss financial results for the first quarter ended March 29, 2014 and the sale of the Rainbow stores. Participants from the Company will be Chairman and Chief Executive Officer, Robert A. Mariano, and Darren W. Karst, Executive Vice President and Chief Financial Officer.

The conference call is scheduled to begin at 4:30 p.m. ET on Wednesday, May 7, 2014. The call will be broadcast live over the Internet hosted at the “Investor Relations” section of Roundy’s website at www.Roundys.com and will be archived online through Wednesday, May 21, 2014. In addition, listeners may dial (888) 949-2791 and enter passcode 6486936. A telephonic playback will be available one hour after the call through Wednesday, May 21, 2014. Participants can dial (800) 568-6411 to hear the playback.

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: Roundy’s ability to complete the sale of the Rainbow stores in a timely manner, or at all; competitive practices and pricing in the food industry generally and particularly in the company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4.0 billion in sales and more than 23,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 169 retail grocery stores and 114 pharmacies under the Pick ’n Save, Rainbow, Copps, Metro Market and Mariano’s retail banners in Wisconsin, Minnesota and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

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Investor Contact:

James J. Hyland

Vice President of Investor Relations, Corporate Communications and Public Affairs

james.hyland@roundys.com

414-231-5811

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